SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (Amendment No. )(1)


                         OBJECTIVE COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    674421102
                                 --------------
                                 (CUSIP Number)

                                    Copy to:

Applewood Associates, L.P.                Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                          750 Lexington Avenue
Brookville, New York 11545                New York, New York 10022
Telephone (516) 626-3070                  Telephone (212) 735-8600


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

-----------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   - 1 of 15 -

CUSIP
No. 674421102                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Applewood Associates, L.P.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      175,000 shares                          3.0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      0 shares                                  0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      175,000 shares                          3.0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      0 shares                                  0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            175,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                     3.0%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 2 of 15 -

CUSIP
No. 674421102                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Applewood Capital Corp.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                  0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      175,000 shares                          3.0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                  0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      175,000 shares                          3.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            175,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                     3.0%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 3 of 15 -

CUSIP
No. 674421102                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                              Irwin Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*           OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                  0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      175,000 shares                          3.0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                  0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      175,000 shares                          3.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            175,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                     3.0%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 4 of 15 -

CUSIP
No. 674421102                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                              Barry Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*           OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                  0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      175,000 shares                          3.0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                  0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      175,000 shares                          3.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            175,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                     3.0%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 5 of 15 -

CUSIP
No. 674421102                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                              Barry Fingerhut
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*           OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                  0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      175,000 shares                          3.0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                  0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      175,000 shares                          3.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            175,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                     3.0%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 6 of 15 -

CUSIP
No. 674421102                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                               Seth Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*           OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                  0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      175,000 shares                          3.0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                  0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      175,000 shares                          3.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            175,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                     3.0%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 7 of 15 -

CUSIP
No. 674421102                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                             Jonathan Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*           OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                  0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      175,000 shares                          3.0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                  0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      175,000 shares                          3.0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            175,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                     3.0%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 8 of 15 -

         This statement, dated December 31, 1998, relates to the reporting persons' ownership of the common stock of Objective Communications, Inc. (the "Issuer"). The reporting persons previously filed a statement on Schedule 13G, dated February 12, 1998.

ITEM 1.           SECURITY AND ISSUER

                  (a) Common Stock, $0.01 par value per share ("Common Stock"), (CUSIP No. 674421102).

                  (b) Bridge warrants (the "Bridge Warrants"), expiring November 27, 2001, entitling the holder to purchase one share of Common Stock at $3.30 per share.

                  (c) Series A warrants (the "Series A Warrants"), expiring December 17, 2001, entitling the holder to purchase one share of Common Stock at $4.00 per share.

                  (d)      Objective Communications, Inc.
                           50 International Drive
                           Portsmith, New Hampshire 03801
                           (603) 334-6700

ITEM 2.           IDENTITY AND BACKGROUND

         1.       (a)      Applewood Associates, L.P., a limited partnership
                           organized under the laws of the State of New York
                           ("Applewood").
                  (b)      Address:         c/o Applewood Capital Corp.
                                            68 Wheatley Road
                                            Brookville, New York 11545
                  (c)      Principal Business:       Investments.
                  (d)      No.
                  (e)      No.

         2.       (a)      Applewood Capital Corp., a corporation organized
                           under the laws of the State of New York ("Applewood
                           Capital").
                  (b)      Address:         c/o Barry Rubenstein
                                            68 Wheatley Road
                                            Brookville, New York 11545
                  (c)      Principal Business: Investments.
                  (d)      No.
                  (e)      No.

                  Applewood Capital is a general partner of Applewood.

         3.       (a)      Barry Rubenstein, a general partner of Applewood
                           and an officer and director of Applewood Capital.
                  (b)      Address:         68 Wheatley Road

                                   - 9 of 15 -

                                            Brookville, New York 11545
                  (c)      Principal Occupation:       Investments.
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship:     United States

         4.       (a)      Irwin Lieber, a general partner of Applewood and
                           an officer and director of Applewood Capital.
                  (b)      Address:         767 Fifth Avenue
                                            New York, New York 10153
                  (c)      Principal Occupation:  Investments.
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship:     United States

                  Irwin Lieber is the father of Seth Lieber and Jonathan Lieber.

         5.       (a)      Barry Fingerhut, a general partner of Applewood
                           and an officer and director of Applewood Capital.
                  (b)      Address:         767 Fifth Avenue
                                            New York, New York 10153
                  (c)      Principal Occupation:  Investments.
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship:     United States.

         6.       (a)      Seth Lieber, a general partner of Applewood and an
                           officer of Applewood Capital.
                  (b)      Address:         767 Fifth Avenue
                                            New York, New York 10153
                  (c)      Principal Occupation:  Investments.
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship:     United States.

         7.       (a)      Jonathan Lieber, a general partner of Applewood and
                           an officer of Applewood Capital.
                  (b)      Address:         767 Fifth Avenue
                                            New York, New York 10153
                  (c)      Principal Occupation: Investments.
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship:     United States.


                                  - 10 of 15 -

ITEM 3.           Source and Amount of Funds or Other Consideration.

                  The source of funds for the acquisition of the securities was the general working capital and other funds of Applewood.

                  The amount of funds used in acquiring the securities by Applewood was $1,000,000.

ITEM 4.           Purpose of Transaction.

                  Other than the reporting persons' purchase or sale of additional securities of the Issuer, no reporting person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5.           Interests in Securities of the Issuer.

                  (a) The following list sets forth the aggregate number and percentage (based on 5,741,035 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 1998), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 31, 1998:

                                        Shares of Common         Percentage of Shares
                                       Stock Beneficially           of Common Stock
           Name                             Owned(2)             Beneficially Owned(2)
           ----                             --------             ---------------------
Applewood Associates, L.P.                  175,000                      3.0%
Applewood Capital Corp.                     175,000(3)                   3.0%
Barry Rubenstein                            175,000(3)                   3.0%
Irwin Lieber                                175,000(3)                   3.0%
Barry Fingerhut                             175,000(3)                   3.0%
Seth Lieber                                 175,000(3)                   3.0%
Jonathan Lieber                             175,000(3)                   3.0%

                  (b) Applewood has sole power to vote and to dispose of 175,000 shares of Common Stock (consisting of 175,000 shares issuable upon the exercise of the Bridge Warrants and Series A Warrants), representing approximately 3.0% of the outstanding Common Stock.

                  Applewood Capital, by virtue of being a general partner of Applewood, may be deemed to have shared power to vote and to dispose of 175,000 shares of Common Stock (consisting of 175,000 shares issuable upon the exercise of the Bridge Warrants and Series A Warrants), representing approximately 3.0% of the outstanding Common Stock.

--------

    (2) Includes shares of Common Stock issuable upon the exercise of the Bridge Warrants and the Series A Warrants.
    (3) The reporting person disclaims beneficial ownership of these securities except to the extent of his/its equity interest therein.

                                  - 11 of 15 -

                  Barry Rubenstein, by virtue of being a general partner of Applewood, may be deemed to have shared power to vote and to dispose of 175,000 shares of Common Stock (consisting of 175,000 shares issuable upon the exercise of the Bridge Warrants and Series A Warrants), representing approximately 3.0% of the outstanding Common Stock.

                  Irwin Lieber, by virtue of being a general partner of Applewood, may be deemed to have shared power to vote and to dispose of 175,000 shares of Common Stock (consisting of 175,000 shares issuable upon the exercise of the Bridge Warrants and Series A Warrants), representing approximately 3.0% of the outstanding Common Stock.

                  Barry Fingerhut, by virtue of being a general partner of Applewood, may be deemed to have shared power to vote and to dispose of 175,000 shares of Common Stock (consisting of 175,000 shares issuable upon the exercise of the Bridge Warrants and Series A Warrants), representing approximately 3.0% of the outstanding Common Stock.

                  Seth Lieber, by virtue of being a general partner of Applewood, may be deemed to have shared power to vote and to dispose of 175,000 shares of Common Stock (consisting of 175,000 shares issuable upon the exercise of the Bridge Warrants and Series A Warrants), representing approximately 3.0% of the outstanding Common Stock.

                  Jonathan Lieber, by virtue of being a general partner of Applewood, may be deemed to have shared power to vote and to dispose of 175,000 shares of Common Stock (consisting of 175,000 shares issuable upon the exercise of the Bridge Warrants and Series A Warrants), representing approximately 3.0% of the outstanding Common Stock.

                  (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the reporting persons identified in Item 2 of this Schedule 13D effected from October 30, 1998 through December 31, 1998, inclusive:

                                      Date of             Number of Shares       Purchase or Sale
    Name of Shareholder           Purchase or Sale       Purchased or (Sold)      Price per Share
    -------------------           ----------------       -------------------      ---------------
Applewood Associates, L.P.            12/30/98                (18,000)               $2.28125
                                      12/30/98                (14,400)               $2.50
                                      12/31/98                (60,000)               $1.875
                                      12/31/98                (36,000)               $1.78125
                                      12/31/98                (42,000)               $1.75

                  The shares of Common Stock were sold by Applewood in the over-the-counter market.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e) Effective December 31, 1998, the reporting persons ceased to be the beneficial owners of more than five (5%) of the Common Stock.

                                  - 12 of 15 -

ITEM 6. Contracts Arrangements Understanding or Relationships with Respect to Securities of the Issuer

                  The reporting persons agreed with Barington Capital Group, L.P., the underwriter of the Issuer's initial public offering that the shares of Common Stock underlying the Bridge Warrants are subject to a lock-up agreement for a period of two years from April 8, 1997, and the shares of Common Stock underlying the Series A Warrants were subject to a lock-up agreement for a period of one year from April 8, 1997.

ITEM 7.           Materials to be Filed as Exhibits

                  Exhibit A. Agreement among the reporting persons, effective as of December 31, 1998, by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d- 1(f).



                                  - 13 of 15 -

                                    SIGNATURE

          After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: January 15 , 1999
                                   APPLEWOOD ASSOCIATES, L.P.


                                   By:      Irwin Lieber
                                            -------------------------------
                                            Irwin Lieber, A General Partner

                                   APPLEWOOD CAPITAL CORP.


                                   By:      Barry Rubenstein
                                            -------------------------------
                                            Barry Rubenstein, President


                                            Barry Rubenstein
                                            -------------------------------
                                            Barry Rubenstein

                                            Irwin Lieber
                                            -------------------------------
                                            Irwin Lieber

                                            Barry Fingerhut
                                            -------------------------------
                                            Barry Fingerhut

                                            Seth Lieber
                                            -------------------------------
                                            Seth Lieber

                                            Jonathan Lieber
                                            -------------------------------
                                            Jonathan Lieber


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 14 of 15 -

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of OBJECTIVE COMMUNICATIONS, INC. and that this Agreement be filed as an Exhibit to such statement on Schedule 13D.
         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 31st day of December, 1998.

                                   APPLEWOOD ASSOCIATES, L.P.


                                   By:      Irwin Lieber
                                            -------------------------------
                                            Irwin Lieber, A General Partner

                                   APPLEWOOD CAPITAL CORP.


                                   By:      Barry Rubenstein
                                            -------------------------------
                                            Barry Rubenstein, President


                                            Barry Rubenstein
                                            -------------------------------
                                            Barry Rubenstein

                                            Irwin Lieber
                                            -------------------------------
                                            Irwin Lieber

                                            Barry Fingerhut
                                            -------------------------------
                                            Barry Fingerhut

                                            Seth Lieber
                                            -------------------------------
                                            Seth Lieber

                                            Jonathan Lieber
                                            -------------------------------
                                            Jonathan Lieber

                                  - 15 of 15 -